EXHIBIT (99.8)

2022-2023 THIRD QUARTER FINANCES

MINISTRY OF FINANCE

2022–23 First Quarter Finances		August 2022

Contents
Introduction	2	The First Quarter Finances report contains information about Ontario’s 2022–23 fiscal outlook, primarily as of June 30, 2022.
A. Ontario’s 2022–23 Fiscal Outlook	3
B. Ontario’s Recent Economic Performance and Outlook	6
C. Details of Ontario’s Finances	9
D. Ontario’s 2022–23 Borrowing Program	16

Highlights

•

Ontario’s real gross domestic product (GDP) increased 1.1 per cent in the first calendar quarter of 2022, following a 1.5 per cent gain in the fourth quarter of 2021. Real GDP in the first quarter was 1.3 per cent above the pre-pandemic level in the fourth quarter of 2019.

•	Ontario employment in July 2022 was 192,400 jobs, or 2.6 per cent above the February 2020 pre-pandemic level, while the unemployment rate was 5.3 per cent.

•

Since the 2022 Budget, expectations by private-sector forecasters for real GDP growth in 2022 have declined slightly, while expectations for nominal GDP growth have risen, reflecting higher GDP inflation.

•

As of the 2022–23 First Quarter Finances, the government is projecting a deficit of $18.8 billion in 2022–23, an improvement of $1.1 billion from the outlook presented in the 2022 Budget, primarily due to higher projected taxation revenues.

•

Revenues in 2022–23 are projected to be $1.2 billion higher than forecast in the 2022 Budget, mainly reflecting higher taxation revenues. The increase in taxation revenues is due to stronger 2022 nominal GDP growth expectations as a result of higher-than-projected economy-wide inflation in 2022.

•

Overall program expense in 2022–23 is projected to be unchanged from the outlook presented in the 2022 Budget. New commitments announced since the release of the 2022 Budget will be funded through existing contingencies within the fiscal plan.

•	Interest on debt is projected to increase by $105 million from the $13.5 billion forecast in the 2022 Budget, as a result of higher-than-expected interest rates.

•

As a result of faster-than-expected nominal GDP growth and the lower deficit forecast than at the time of the 2022 Budget, the net debt-to-GDP ratio is projected to be 40.4 per cent in 2022–23, 1.0 percentage point lower than the 41.4 per cent forecast in the 2022 Budget.

•	As of August 2, 2022, the Province has borrowed $13.3 billion, completing 33 per cent of its long-term borrowing program for 2022–23.

Introduction

Ontario has an ambitious plan for the economy. As announced in the 2022 Budget, released in April, Ontario’s Plan to Build is prudent, flexible and implementation is underway. Investments are being made to rebuild Ontario’s economy, bring good paying jobs to the province, build new infrastructure such as Highway 413 and the Bradford Bypass, lower taxes and keep Ontario open.

The government recognizes that while Ontario’s economy is performing well, with low unemployment and solid GDP growth, an elevated degree of economic uncertainty exists. Supply chain disruptions, geopolitical tensions and robust demand have caused inflation to reach near 40-year highs. The Bank of Canada is now raising interest rates in order to moderate inflation.

These factors have contributed to a higher cost of living for Ontario families. As part of its plan to keep costs down for families, the government will continue to help create the conditions for a stronger economy and is putting more money into the pockets of families so they can invest in themselves and in their futures.

In order to support the Bank of Canada’s effort to restore price stability, the government is committed to ensuring fiscal policy in the province works in tandem with monetary policy.

The government has committed to manage the public finances in a responsible, transparent and accountable manner. Regular updates on the Province’s evolving fiscal and economic outlook, based on the latest information available, help maintain public, investor and market confidence in the state of the Province’s finances.

It is during uncertain times such as these that the responsible fiscal management demonstrated by this government is needed most. In the current high inflation environment, the government is taking a prudent step to improve the Province’s fiscal outlook by reducing the deficit as a result of higher-than-expected projected revenues. This is important in today’s high inflationary environment and for future generations which will shoulder the burden of high debts and deficits.

The next steps in the government’s Plan to Build Ontario will be outlined in the 2022 Ontario Economic Outlook and Fiscal Review, to be released by November 15, 2022.

Section A:   Ontario’s 2022–23 Fiscal Outlook

The Province’s 2022–23 deficit is projected to be $18.8 billion — $1.1 billion lower than the outlook published in the 2022 Budget, primarily due to higher projected taxation revenues.

Revenues in 2022–23 are projected to be $1.2 billion higher than forecast in the 2022 Budget, mainly reflecting higher taxation revenues. The increase in taxation revenues is due to stronger 2022 nominal GDP growth expectations, as a result of higher-than-projected economy-wide inflation in 2022.

Overall program expense in 2022–23 is projected to be $185.2 billion, unchanged from the forecast in the 2022 Budget. New commitments announced since the release of the 2022 Budget will be funded through existing contingencies within the fiscal plan.

Interest on debt is projected to increase by $105 million from the $13.5 billion forecast in the 2022 Budget, due to higher-than-expected interest rates.

As a result of faster-than-expected nominal GDP growth and a deficit forecast lower than at the time of the 2022 Budget, the net debt-to-GDP ratio is projected to be 40.4 per cent in 2022–23, 1.0 percentage point lower than the 41.4 per cent forecast in the 2022 Budget.

The 2022 Budget included a $1.0 billion reserve in 2022–23, to protect the fiscal outlook against any unforeseen changes in the Province’s revenue and expense forecasts. The $1.0 billion reserve has been maintained as part of the current fiscal outlook. The reserve provides additional prudence in the government’s fiscal framework and is distinct from contingency funds that set aside dedicated funding to be allocated in response to emerging needs.

Table 1

2022–23 In-Year Fiscal Performance

($ Millions)

	2022 Budget	Current Outlook	In-Year Change

Revenue	179,798	181,002	1,204

Expense

Programs	185,163	185,163	–

Interest on Debt	13,485	13,590	105

Total Expense	198,648	198,753	105

Surplus/(Deficit) Before Reserve	(18,850)	(17,751)	1,099

Reserve	1,000	1,000	–

Surplus/(Deficit)	(19,850)	(18,751)	1,099

 Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2022.

 Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Revenue

Revenues in 2022–23 are projected to be $181.0 billion, or $1.2 billion higher than forecast in the 2022 Budget.

The forecast for Total Taxation Revenue increased by $1.2 billion compared to the 2022 Budget, due to stronger nominal GDP growth reflecting higher-than-projected economy-wide inflation in 2022. The increase in nominal GDP is expected to be broad-based, impacting wages, consumer spending and corporate profits. As a result, the revenue projections for Personal Income Tax increased by $941 million, for Sales Tax by $597 million and for Corporations Tax by $417 million. These increases are partially offset by a $787 million decrease in Land Transfer Tax, due to slowing activity in the housing market.

Projected Government of Canada Transfers increased by $36 million since the 2022 Budget, due to one-time federal funding through the passage and Royal Assent of Bill C-8 to support school ventilation projects.

Table 2 Key Changes to 2022–23 Revenue Projections ($ Millions)

		2022–23

2022 Budget Total Revenue Outlook		179,798

Revenue Changes Since the 2022 Budget

Personal Income Tax	941

Sales Tax	597

Corporations Tax	417

Land Transfer Tax	(787)

Total Taxation Revenue		1,168

Government of Canada Transfers		36

Total Revenue Changes Since the 2022 Budget		1,204

2022–23 First Quarter Finances Total Revenue Outlook		181,002

 Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2022.

 Source: Ontario Ministry of Finance.

Additional developments could materially affect the 2022–23 revenue outlook as new information becomes available during the year. These include changes to the economic growth outlook, the results from 2021 tax return processing, revenue collections from Ontario-administered taxes and the earnings of government business enterprises. The government will monitor these developments and provide further details in future fiscal updates.

Expense

Total expense is projected to be $198.8 billion, or $105 million higher than the 2022 Budget projection, due to higher interest on debt expense as a result of higher borrowing costs.

Overall program expense is unchanged relative to the outlook presented in the 2022 Budget.

Table 3 Key Changes to 2022–23 Total Expense Projections ($ Millions)

2022–23
2022 Budget Total Expense Outlook	198,648
Expense Changes Since the 2022 Budget
Program Expense Change	–
Interest on Debt Change	105
Total Expense Changes Since the 2022 Budget	105

2022–23 First Quarter Finances Total Expense Outlook	198,753
Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2022. Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Fiscal Prudence

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen changes in the Province’s revenue and expense, including those resulting from Ontario’s economic performance. The 2022 Budget included a reserve of $1.0 billion in 2022–23, which has been maintained as part of the current fiscal outlook. In addition, the standard Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance. As of June 30, 2022, the end of the first quarter, the standard Contingency Fund balance of $4.6 billion for 2022–23 remains unchanged from the outlook presented in the 2022 Budget.

To maintain the flexibility necessary given the ongoing uncertainty related to the pandemic and the economy, the government had previously made available time-limited funding and extraordinary contingencies through the Time-Limited COVID-19 Fund. For the 2022–23 fiscal year, the $2.8 billion Time-Limited COVID-19 Fund has been fully allocated as of the 2022 Budget, while other COVID-19 Time-Limited Funding of $4.1 billion remains unchanged from the 2022 Budget outlook. In total, Time-Limited COVID-19 Funding is projected to be $6.9 billion in 2022–23.

Section B:   Ontario’s Recent Economic Performance and Outlook

Recent Economic Performance

Ontario’s real gross domestic product (GDP) continued to grow in a challenging global environment, rising 1.1 per cent in the first calendar quarter of 2022 and exceeding the pre-pandemic level in the fourth quarter of 2019 by 1.3 per cent. Growth in the first quarter was widespread, with gains in household spending, business investment and exports.

The strength in Ontario’s economy has supported a strong recovery in employment. Employment in July 2022 was 192,400 net jobs or 2.6 per cent above the February 2020 pre-pandemic level, while the unemployment rate was 5.3 per cent. Other major economic indicators, such as international merchandise exports, manufacturing sales and retail trade, have also posted gains over the first half of 2022.

After strong growth in the first two months of the year, Ontario’s housing market has moderated, coinciding with rising interest rates. Since the recent peak in February 2022, home resales have declined 36.1 per cent, while the average home resale price has declined by 12.8 per cent.

Economic Outlook

After a period of robust recovery following the pandemic induced economic downturn, global growth is slowing amid heightened inflation and rising interest rates, as well as continued supply chain bottlenecks. The International Monetary Fund projects global real GDP growth to slow from 6.1 per cent in 2021 to 3.2 per cent in 2022, down from a projected increase of 4.4 per cent at the time of the 2022 Budget. The outlook for the U.S. economy has also weakened in recent months. According to the Blue Chip Economic Indicators survey as of July 11, 2022, forecasters anticipate U.S. real GDP to increase by 2.0 per cent in 2022, compared to 3.7 per cent at the time of the 2022 Budget.

Expectations for Ontario’s real GDP growth have also been revised lower. Among recent private-sector forecasts, the average projected real GDP growth for 2022 is 3.6 per cent, slightly lower than the 2022 Budget planning assumption of 3.7 per cent. The 2022–23 First Quarter Finances planning assumption for real GDP growth in 2022 is 3.5 per cent, 0.1 percentage points lower than the private-sector average for prudent planning purposes.

Expectations for Ontario’s nominal growth have been revised higher since the 2022 Budget as GDP inflation has risen due to strong economy-wide price increases amid supply chain constraints and strong demand. Among recent private-sector forecasts, the average projected nominal GDP growth for 2022 is 9.1 per cent, above the 2022 Budget planning assumption of 6.7 per cent. The 2022–23 First Quarter Finances planning assumption for nominal GDP growth is 9.0 per cent, 0.1 percentage points lower than the private-sector average for prudent planning purposes.

Elevated inflation remains a key risk to the economic outlook. Rising demand in service sectors, a tight labour market and higher inflation expectations may further intensify price pressures.

In response to high inflation, interest rates have increased both globally and domestically. In Ontario, rising interest rates have led to a softening in the housing market. Accelerated interest rate increases could further weigh on housing, as well as consumer and business investment spending.

Russia’s invasion of Ukraine remains a major source of global economic uncertainty, and is driving further supply chain disruptions.

Section C:   Details of Ontario’s Finances

Table 4 Revenue

($ Millions)

	2022–23

	2022 Budget	Current Outlook	In-Year Change

Taxation Revenue

Personal Income Tax	44,584	45,525	941

Sales Tax	32,287	32,884	597

Corporations Tax	19,736	20,153	417

Education Property Tax	5,652	5,652	–

Employer Health Tax	7,842	7,842	–

Ontario Health Premium	4,722	4,722	–

Gasoline Tax	2,088	2,088	–

Land Transfer Tax	5,686	4,899	(787)

Tobacco Tax	953	953	–

Fuel Tax	703	703	–

Beer, Wine and Spirits Taxes	635	635	–

Electricity Payments in Lieu of Taxes	511	511	–

Ontario Portion of the Federal Cannabis Excise Duty	215	215	–

Other Taxes	800	800	–

	126,414	127,582	1,168

Government of Canada

Canada Health Transfer	17,560	17,560	–

Canada Social Transfer	6,191	6,191	–

Equalization	–	–	–

Infrastructure Programs	1,239	1,239	–

Labour Market Programs	1,128	1,128	–

Social Housing Agreement	263	263	–

Other Federal Payments	4,139	4,175	36

Direct Transfers to Broader Public-Sector Organizations	479	479	–

	30,999	31,035	36

Income from Government Business Enterprises

Liquor Control Board of Ontario	2,583	2,583	–

Ontario Power Generation Inc./Hydro One Ltd.	1,186	1,186	–

Ontario Lottery and Gaming Corporation	2,330	2,330	–

Ontario Cannabis Store	180	180	–

	6,279	6,279	–
continued...

Table 4 (continued) Revenue

($ Millions)

	2022–23

	2022 Budget	Current Outlook	In-Year Change

Other Non-Tax Revenue

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,365	9,365	–

Vehicle and Driver Registration Fees	1,034	1,034	–

Miscellaneous Other Non-Tax Revenue	1,169	1,169	–

Other Fees and Licences	1,211	1,211	–

Sales and Rentals	1,939	1,939	–

Reimbursements	1,039	1,039	–

Royalties	307	307	–

Power Supply Contract Recoveries	42	42	–

Net Reduction of Power Purchase Contracts	–	–	–

	16,106	16,106	–

Total Revenue	179,798	181,002	1,204
Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2022. Source: Ontario Ministry of Finance.

Table 5

Total Expense1

($ Millions)

	2022–23

Ministry Expense	2022 Budget	Current Outlook	In-Year Change
Agriculture, Food and Rural Affairs (Base)	331.3	331.3	–
Demand-Driven Risk Management and Time-Limited Programs	439.3	439.3	–
COVID-19 Time-Limited Funding[2]	47.6	47.6	–

Agriculture, Food and Rural Affairs (Total)	818.1	818.1	–
Attorney General (Base)	1,783.7	1,783.7	–
COVID-19 Time-Limited Funding[2]	52.0	52.0	–

Attorney General (Total)	1,835.7	1,835.7	–
Board of Internal Economy (Base)	278.2	278.2	–
Provision for the Costs of General Election	100.0	100.0	–

Board of Internal Economy (Total)	378.2	378.2	–
Children, Community and Social Services (Base)	18,326.5	18,326.5	–
COVID-19 Time-Limited Funding[2]	22.0	22.0	–

Children, Community and Social Services (Total)	18,348.5	18,348.5	–
Citizenship and Multiculturalism (Base)	52.6	52.6	–
COVID-19 Time-Limited Funding[2]	3.7	3.7	–

Citizenship and Multiculturalism (Total)	56.3	56.3	–
Colleges and Universities (Base)	9,439.4	9,439.4	–
Student Financial Assistance	1,333.0	1,333.0	–
COVID-19 Time-Limited Funding[2]	10.7	10.7	–

Colleges and Universities (Total)	10,783.1	10,783.1	–
Economic Development, Job Creation and Trade (Base)	429.8	429.8	–
Time-Limited Investments	434.4	434.4	–
COVID-19 Time-Limited Funding[2]	78.0	78.0	–

Economic Development, Job Creation and Trade (Total)	942.1	942.1	–
Education (Base)	32,439.0	32,439.0	–
Teachers’ Pension Plan	1,630.0	1,630.0	–
COVID-19 Time-Limited Funding[2]	597.5	597.5	–

Education (Total)	34,666.5	34,666.5	–
Energy (Base)	327.6	327.6	–
Electricity Cost Relief Programs	6,273.7	6,273.7	–

Energy (Total)	6,601.3	6,601.3	–
Environment, Conservation and Parks (Base)	711.9	711.9	–
COVID-19 Time-Limited Funding[2]	24.7	24.7	–

Environment, Conservation and Parks (Total)	736.6	736.6	–

Executive Offices (Total)	47.0	47.0	–
Finance (Base)	938.5	938.5	–
Investment Management Corporation of Ontario[3]	221.9	221.9	–
Ontario Municipal Partnership Fund	501.9	501.9	–
Power Supply Contract Costs	42.3	42.3	–
Time-Limited COVID-19 Fund[2]	–	–	–

Finance (Total)	1,704.6	1,704.6	–

continued...

Table 5 (continued) Total Expense[1] ($ Millions)

	2022–23

Ministry Expense	2022 Budget	Current Outlook	In-Year Change
Francophone Affairs (Base)	7.4	7.4	–
Time-Limited Investments	0.6	0.6	–

Francophone Affairs (Total)	7.9	7.9	–
Government and Consumer Services (Base)	835.8	835.8	–
Realty	1,184.5	1,184.5	–
COVID-19 Time-Limited Funding[2]	89.2	89.2	–

Government and Consumer Services (Total)	2,109.6	2,109.6	–
Health (Total)	68,414.4	68,414.4	–
COVID-19 Health Response[4]	4,753.6	4,753.6	–
Heritage, Sport, Tourism and Culture Industries (Base)	871.2	871.2	–
Ontario Cultural Media Tax Credits	816.9	816.9	–
COVID-19 Time-Limited Funding[2]	200.0	200.0	–

Heritage, Sport, Tourism and Culture Industries (Total)	1,888.2	1,888.2	–
Indigenous Affairs (Total)	118.3	118.3	–
Infrastructure (Base)	981.5	981.5	–
Federal–Provincial Infrastructure Programs	717.4	717.4	–
Waterfront Toronto Revitalization (Port Lands Flood Protection)	25.0	25.0	–
Municipal Infrastructure Program Investments	398.4	398.4	–

Infrastructure (Total)	2,122.3	2,122.3	–
Labour, Training and Skills Development (Base)	301.7	301.7	–
Training Tax Credits (Co-operative Education and Apprenticeship Training)[5]	92.0	92.0	–
Demand-Driven Employment and Training Programs	1,126.6	1,126.6	–
COVID-19 Time-Limited Funding[2]	284.7	284.7	–

Labour, Training and Skills Development (Total)	1,804.9	1,804.9	–
Long-Term Care (Total)[6]	6,750.9	6,750.9	–
Municipal Affairs and Housing (Base)	562.4	562.4	–
Time-Limited Investments	414.5	414.5	–
Social Housing Agreement – Payments to Service Managers	210.3	210.3	–
COVID-19 Time-Limited Funding[2]	127.5	127.5	–

Municipal Affairs and Housing (Total)	1,314.7	1,314.7	–
Northern Development, Mines, Natural Resources and Forestry (Base)	1,439.4	1,439.4	–
Emergency Forest Firefighting	100.0	100.0	–

Northern Development, Mines, Natural Resources and Forestry (Total)	1,539.3	1,539.3	–
Seniors and Accessibility (Base)	203.1	203.1	–
Time-Limited Investments	0.8	0.8	–
COVID-19 Time-Limited Funding[2]	31.1	31.1	–

Seniors and Accessibility (Total)	235.0	235.0	–

continued...

Table 5 (continued) Total Expense[1] ($ Millions)

	2022–23

Ministry Expense	2022 Budget	Current Outlook	In-Year Change
Solicitor General (Total)	3,516.4	3,516.4	–
Transportation (Base)	5,888.2	5,888.2	–
Federal–Provincial Infrastructure Programs	720.7	720.7	–
COVID-19 Time-Limited Funding[2]	585.0	585.0	–

Transportation (Total)	7,194.0	7,194.0	–
Treasury Board Secretariat (Base)	335.2	335.2	–
Employee and Pensioner Benefits	1,590.1	1,590.1	–
Operating Contingency Fund	4,325.8	4,325.8	–
Capital Contingency Fund	224.2	224.2	–

Treasury Board Secretariat (Total)	6,475.3	6,475.3	–

Interest on Debt[7]	13,485.0	13,590.0	105.0
Total Expense	198,647.7	198,752.7	105.0
[1]

The ministry structures have been retained from the 2022 Budget. The new government structure, reflecting the announcement of the Executive Council on June 24, 2022, will be reflected in future publications.

[2]

In the 2022 Budget, the government made $6.9 billion in COVID-19 Time-Limited Funding available in 2022–23. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[3]	Based on the requirements of Public Sector Accounting Standards, the Province consolidated the Investment Management Corporation of Ontario into the Ministry of Finance.
[4]

For presentation purposes in the 2022–23 First Quarter Finances, time-limited COVID-19 related spending has been included separately instead of within the Ministry of Health and the Ministry of Long-Term Care. This change in presentation does not impact ministry allocations, which reflect the ministry structure(s) to be presented in the 2022–23 Expenditure Estimates.

[5]	The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017.
[6]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.7 billion in 2022–23.

[7]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $401 million in 2022–23.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2022.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Table 6

Infrastructure Expenditures

($ Millions)

	2022–23 Current Outlook

Sector	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures
Transportation
Transit	6,767	1,415	8,183
Provincial Highways	2,778	240	3,018
Other Transportation, Property and Planning	142	77	219
Health
Hospitals	3,022	3	3,025
Other Health	53	162	215
Education	2,922	15	2,938
Postsecondary Education
Colleges and Other	395	75	470
Universities	–	135	135
Social	20	299	319
Justice	822	26	847
Other Sectors[4]	993	2,286	3,279
Total Infrastructure Expenditure[s]	17,914	4,733	22,647
Less: Other Partner Funding[5]	2,611	–	2,611
Total[6]	15,303	4,733	20,035
[1]	Includes $401 million in interest capitalized during construction.
[2]	Includes provincial investment in capital assets of $13.4 billion.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes broadband infrastructure, government administration, natural resources and the culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[6]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2022.

Source: Ontario Treasury Board Secretariat.

Table 7 Five-Year Review of Selected Financial and Economic Statistics ($ Millions)

			Actual	Interim[1]	Current Outlook

	2018–19	2019–20	2020–21	2021–22	2022–23

Revenue	153,700	156,096	164,893	173,572	181,002

Expense

Programs	148,751	152,273	169,023	174,076	185,163

Interest on Debt[2]	12,384	12,495	12,274	12,992	13,590

Total Expense	161,135	164,768	181,297	187,068	198,753

Reserve	–	–	–	–	1,000

Surplus/(Deficit)	(7,435)	(8,672)	(16,404)	(13,496)	(18,751)

Net Debt	338,496	353,332	373,564	394,933	427,554

Accumulated Deficit	216,642	225,764	239,294	252,790	275,277

Gross Domestic Product (GDP) at Market Prices	860,104	892,226	866,940	970,041	1,057,345

Primary Household Income	567,484	592,605	590,677	638,541	688,347

Population — July (000s)[3]	14,309	14,545	14,746	14,826	15,095

Net Debt Per Capita (dollars)	23,657	24,293	25,334	26,637	28,324

Household Income Per Capita (dollars)	39,660	40,744	40,058	43,068	45,600

Net Debt as a Per Cent of Revenue	220.2%	226.4%	226.5%	227.5%	236.2%

Interest on Debt as a Per Cent of Revenue	8.1%	8.0%	7.4%	7.5%	7.5%

Net Debt as a Per Cent of GDP	39.4%	39.6%	43.1%	40.7%	40.4%

Accumulated Deficit as a Per Cent of GDP	25.2%	25.3%	27.6%	26.1%	26.0%

[1] Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

[2] Interest on debt is net of interest capitalized during construction of tangible capital assets of $175 million in 2018–19, $245 million in 2019–20, $230 million in 2020–21, $232 million in 2021–22 and $401 million in 2022–23.

[3] Population figures are for July 1 of the fiscal year indicated (i.e., for 2018–19, the population on July 1, 2018 is shown).

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2022.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Section D:   Ontario’s 2022–23 Borrowing Program

Table 8 Ontario’s 2022–23 Borrowing Program ($ Billions)

	2022–23

	2022 Budget	Current Outlook	Change from 2022 Budget

Deficit/(Surplus)	19.9	18.8	(1.1)

Investment in Capital Assets	13.4	13.4	–

Non-Cash Adjustments	(9.7)	(9.7)	–

Loans to Infrastructure Ontario	(0.1)	(0.1)	–

Other Net Loans/Investments	0.7	0.7	–

Debt Maturities/Redemptions	30.5	30.5	–

Total Funding Requirement	54.7	53.6	(1.1)

Decrease/(Increase) in Short-Term Borrowing	(3.0)	(3.0)	–

Increase/(Decrease) in Cash and Cash Equivalents	–	–	–

Pre-Borrowing in 2021–22 for 2022–23	(10.3)	(10.3)	–

Total Long-Term Public Borrowing	41.5	40.4	(1.1)

Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

The Province’s funding requirements for 2022–23 are projected to decrease by $1.1 billion compared to the forecast in the 2022 Budget, reflecting an equal decrease in the projected deficit. As a result, the Province’s long-term borrowing program for 2022–23 is forecast to decrease by $1.1 billion, reflecting the decrease in the funding requirements. Short-term borrowing for the fiscal year is projected to remain unchanged.

As of August 2, 2022, Ontario had completed $13.3 billion or 33 per cent of its $40.4 billion 2022–23 long-term borrowing program. Approximately $9.5 billion or 72 per cent was completed in Canadian dollars, with the remaining $3.7 billion or 28 per cent completed primarily in U.S. dollars and pounds sterling.

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $12.5 billion issued since 2014–15, with $12.0 billion outstanding.

Ontario is considering updating its Green Bond Framework. The update may include better alignment of framework categories with the Green Bond Principles through standardized wording, as well as the possible expansion from green to sustainable to allow for a greater breadth of potential bond offerings in the future. Subject to market conditions, Ontario plans to continue issuing multiple Green Bonds each fiscal year, including 2022–23.

Financial markets and longer-term interest rates have exhibited volatility from the outset of the pandemic. Over the first few months of the 2022–23 fiscal year, this volatility has resulted in an increase in the interest rates underlying Ontario’s borrowing costs. The Province will continue to monitor movements in long-term interest rates and provide regular updates on interest on debt costs in future fiscal updates.

2022–23 Long-Term Borrowing

Table 9 2022–23 Long-Term Borrowing ($ Billions)

Canadian Dollar Issues	9.5

Foreign Currency Issues	3.7

Total	13.3

Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

Ministry of Finance	www.ontario.ca/finance

For general inquiries regarding the 2022–23 First Quarter Finances, please call or email:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776
Email:	FinanceCommunications.fin@ontario.ca

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